SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	StrongVest ETF Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	131 Plantation Ridge Drive, Suite 100, Mooresville, NC 28117

TELEPHONE NUMBER:	(402) 829-9405

NAME AND ADDRESS OF AGENT FOR	Corporation Service Company
SERVICE OF PROCESS:	2711 Centerville Road, Suite 400
Wilmington, DE 19808

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes	/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Mooresville, State of North Carolina, on this 7th day of October, 2016.

ATTEST:	StrongVest ETF Trust

/s/ Jeffrey L. Sutton	/s/ D. Kyle Cerminara
By: Jeffrey L. Sutton, Secretary	By: D. Kyle Cerminara, Trustee